

June 13, 2013

Via Facsimile
Peter Oppenheimer
Senior VP and Chief Financial Officer
Apple Inc.
1 Infinite Loop
Cupertino, CA 95014

> **Re: Apple Inc.**
> **Form 10-K for the Fiscal Year Ended September 29, 2012**
> **Filed on October 31, 2012**
> **File No. 000-10030**

Dear Mr. Oppenheimer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 29, 2012

Item 1A. Risk Factors

"The Company could be subject to changes in its tax rates . . .," page 19

1.   You state that because you are subject to taxes in the United States and numerous foreign jurisdictions, you could be subject to changes in tax rates, the adoption of new United States or international tax legislation, or exposure to additional tax liabilities. These appear to be risks that could apply to any registrant with international operations. Please tell us what consideration you have given to including a more tailored discussion of any specific risks associated with your current tax structure, including any agreements or arrangements that provide material tax benefits. See Item 503(c) of Regulation S-K.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Provision for Income Taxes, page 36</u>

2.   We note your disclosure that the company's effective rates for the periods presented differ from the statutory federal income tax rate of 35% due primarily to certain undistributed foreign earnings for which no U.S. taxes are provided because such earnings are intended to be indefinitely reinvested outside the U.S. To the extent that a material amount of such funds are held in certain countries, tell us the names and tax rates of such countries.

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Note 5 – Income Taxes, page 61</u>

3.   Your financial statements indicate that you provide for any related tax liability on undistributed foreign earnings that "may be repatriated." Please explain to us how the phrase "may be repatriated" should be interpreted in this context. We note that Tim Cook, the company's Chief Executive Officer, stated in testimony before the Permanent Subcommittee on Investigations of the U.S. Senate on May 21, 2013 that you have no plans to repatriate these earnings at the current tax rate. In addition, explain to us how you evaluated the criteria for the exception to recognition of a deferred tax liability in accordance with ASC 740-30-25-17 and 18 for undistributed earnings that are intended to be indefinitely reinvested.

4.   We note the caption in your effective income tax rate reconciliation table "Indefinitely invested earnings of foreign subsidiaries." Please explain how such amounts were determined in each period and identify the significant components of this line item for each period presented.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Luna Bloom, Staff Attorney, at (202) 551-3194, Evan Jacobson, Staff Attorney, at (202) 551-3428, or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief